DC
No Act
P.E. 12-9-02
1-04423

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02068252

December 24, 2002

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section 14A-8
Rule
Public Availability 12/24/2002

RE: Hewlett-Packard Company
Incoming letter dated December 9, 2002

Dear Mr. Mueller:

This is in response to your letter dated December 9, 2002 concerning the shareholder proposal submitted to Hewlett-Packard by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Thomas P.V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 9, 2002

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 38126-00456

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Massachusetts Laborers' Pension Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company ("HP"), intends to omit from its proxy statement and form of proxy for its 2003 Annual Shareowners Meeting (collectively, the "2003 Proxy Materials") a shareowner proposal (the "Proposal") and a statement in support thereof (the "Supporting Statement") received from the Massachusetts Laborers' Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of HP's intention to omit the Proposal and its Supporting Statement from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before HP files its definitive 2003 Proxy Materials with the Commission.

We believe that the Proposal and the Supporting Statement may properly be excluded from the 2003 Proxy Materials pursuant to the following rules:

I. Rule 14a-8(i)(7), because the Proposal concerns HP's ordinary business operations; and

II. Rule 14a-8(i)(3), because the Proposal and Supporting Statement are false and misleading in violation of the proxy rules.

THE PROPOSAL

The Proposal requests that HP's Board of Directors "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal and Supporting Statement may be excluded from the 2003 Proxy Materials on the bases set forth below.

BASES FOR EXCLUSION

I. The Proposal Micro-Manages HP's Operations under the "Ordinary Business" Rule Analysis. Accordingly, HP May Exclude the Proposal Pursuant to Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." As explained by the Staff in 1998, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal

> involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 40,018 (avail. May 21, 1998) (the "1998 Release").

Consistent with previous Staff decisions, we believe that the Proposal should be omitted from HP's 2003 Proxy Materials pursuant to Rule 14a-8(i)(7) because it involves HP's general compensation matters and because it involves HP's choice of accounting methods.

A. General Compensation Matters

The Proposal addresses "general compensation matters," in that it would require the expensing of "the costs of *all* future stock options issued by the Company" (emphasis added), rather than being limited to stock options issued to executives and directors. This is in contrast with the proposal submitted to National Semiconductor (avail. July 19, 2002, currently being reconsidered), in which the language of the proposal addressed only accounting for options granted to executives. A proposal aimed at general compensation matters concerning all employees relates to the conduct of the company's ordinary business operations, and is thus excludable under Rule 14a-8(i)(7). In *AT&T Corp.* (avail. Feb. 9, 2000), a shareowner proposal requested that the company "limit shares that the CEO, directors and corporations [sic], and their immediate families may own; limit stock options; and offer stock options to all AT&T company employees." The company took the position that the proposal could be excluded under Rule 14a-8(i)(7) because it related to AT&T's compensation regime for all employees, not just executives and directors. The Staff concurred in exclusion on that ground. In *Central and South West Corp.* (avail. Nov. 26, 1996), a shareowner requested that the company modify all of its stock option plans so that unexercised and future options would be granted at the market price indexed for inflation. In notifying the Staff of its intention to exclude the proposal, the company noted that the proposal was not limited to executive compensation, but rather concerned options that might be granted to employees generally. The Staff permitted exclusion under Rule 14a-8(i)(7), noting that the proposal concerned "general compensation matters." The Staff has also consistently permitted the exclusion of shareowner proposals requesting that companies submit all equity compensation plans to a shareowner vote without regard to whether the plans affected senior executives and directors. *See, e.g., Synopsys, Inc.* (avail. July 12, 2002) (reconsidered); *Synopsis, Inc.* (avail. Apr. 1, 2002); *Cadence Design Systems* (avail. Mar. 20, 2002).

The Staff has allowed exceptions to the fact that ordinary business is limited to executive employee compensation only in one very narrow situation described in Staff Legal Bulletin 14A when the issue addressed potential material dilution to existing shareowners. *See* Staff Legal Bulletin 14A ("SLB 14A") (avail. July 12, 2002). Here, the Proposal is not limited to executive compensation matters and -- even if SLB 14A is relevant by analogy -- is not limited to situations where the impact of applying a different accounting method to options granted to the general workforce materially impacts a company's financial statements. The Staff consistently has concurred that a proposal cannot circumvent the ordinary business exclusion by combining significant policy issues with ordinary business issues. *See Wal-Mart Stores, Inc.* (avail. March 15, 1999) (based on Rule 14a-8(i)(7), the Staff said it would not recommend enforcement action if a proposal requesting the company to report on actions taken to ensure its suppliers would not use child or slave labor because one element of the proposal, regarding sustainable living operations, related to ordinary business operations). *See also K-Mart Corp.* (avail. Mar. 12, 1999). On a consistent basis, the Staff also has not permitted revisions to be made to proposals that are excludable under the ordinary business exception. *See* Staff Legal Bulletin 14 ("SLB 14"), at part E.5. (avail. July 13, 2001).

The Proposal requests that HP expense the cost of "all future stock options issued by the Company." Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) because it involves general compensation matters applicable to all employees.

B. Choice of Accounting Methods

The Proposal requests that HP adopt a policy of "expensing" stock options on its income statement. Implementation of the Proposal would require HP to adopt a change in accounting principles so that stock options would be accounted for as provided under the so-called "fair value-based method" described in Statement of Financial Accounting Standards 123 ("SFAS 123"). Recognizing that a choice between two accounting principles is one of the most basic of ordinary business operations, the Staff has repeatedly agreed that proposals addressing a registrant's "choice of accounting methods" are excludable under Rule 14a-8(i)(7). *See, e.g., Travelers Group* (avail. Feb. 5, 1998) (permitting exclusion of a proposal to utilize a particular accounting treatment for derivative financial instruments, and noting that the proposal relates to ordinary business operations "(i.e., accounting methods)"); *The Boeing Company* (avail. Mar. 6, 2000) (permitting exclusion of a proposal to utilize a particular form of disclosure of pension trust fund assets, and noting that the proposal relates to ordinary business operations "(i.e., choice of accounting methods)").

SFAS 123 permits a company to account for stock-based compensation plans under either the "fair value" method or the "intrinsic value" method, which is provided for under APB Opinion No. 25. The "fair value" method typically measures compensation cost at the grant date based on the fair value of the award and recognizes it as an expense in the income statement, usually over the vesting period. The "intrinsic value" method typically measures compensation cost as the excess of the market price of the stock at the grant date over the exercise price. HP, like many publicly traded companies, uses the "intrinsic value" method of accounting for stock-based compensation plans.

HP has generally set the exercise price of its stock options at no less than the market price of the underlying stock on the grant date. As a result, under the intrinsic value method, it is not required to record on its income statement any expense related to such stock option grants. Adoption of the Proposal, which would involve "expensing in the Company's annual income statement the costs of all future stock options issued by the Company," would require HP to use the "fair value" method valuation for its options, such that the issuance of stock options would give rise to an expense that would appear in HP's income statement.

The Staff has been presented with very similar proposals in the past and has consistently found them to be excludable pursuant to Rule 14a-8(i)(7). In *Intel Corp.* (avail. Feb. 27, 2001), the registrant sought to exclude a proposal requesting the registrant to record the annual cost of stock options on its income statements and alter the presentation of certain portions of its balance sheets. The crux of the registrant's Rule 14a-8(i)(7) argument was that the subject matter of the proposal dealt with the registrant's decision to utilize the "intrinsic value" method of valuation instead of the "fair value" method of valuation of options. *See id.* at *3. The Staff recognized that the proposal related to the company's "ordinary business operations (i.e., choice of accounting methods)," and permitted the exclusion of the proposal pursuant to Rule 14a-8(i)(7). The Staff considered substantially identical proposals submitted to many other registrants and came to the same conclusion every time, finding that the proposals related to the company's "choice of accounting methods" and were therefore excludable on Rule 14a-8(i)(7) grounds. *See, e.g., ResMed Inc.* (avail. Sept. 4, 2002); *Zale Corp.* (avail. Sept. 4, 2002); *MIPS Technologies, Inc.* (avail. Sept. 4, 2002); *Meredith Corp.* (avail. Aug. 9, 2002); *National Semiconductor, Inc.* (avail. July 19, 2002); *BellSouth Corp.* (avail. Jan. 22, 2001); *AT&T Corp.* (avail. Jan. 8, 2001); *General Electric Co.* (avail. Dec. 22, 2000); *Pfizer, Inc.* (avail. Dec. 13, 2000).

The Staff also considered a proposal explicitly requesting that the registrant adopt the "fair value" method of accounting for stock options in *General Electric Co.* (available Jan. 25, 1997), and again found that the registrant could exclude the proposal. In *General Electric* the proposal read "Resolved: That the corporation adopt the 'fair value' method of accounting for stock based compensation plans for transactions as is recommended in [SFAS 123]." The registrant in that case also noted that SFAS 123 permitted multiple approaches to the accounting of stock options, and that its election to use the "intrinsic value" method instead of the "fair value" method was a matter within its ordinary business operations. The Staff agreed, permitting the registrant to exclude the proposal pursuant to Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)): "the staff notes that the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the presentation of financial reports to shareholders)." *Id.*

In this case, the Proposal seeks essentially the same action as that proposed in the *ResMed*, *Zale*, *MIPS Technologies*, *Meredith Corp.*, *National Semiconductor*, *Intel*, *BellSouth*, *AT&T Corp.*, *Pfizer*, and both *General Electric* no-action letters, namely, a specific election between two acceptable accounting policies. HP believes that, as was the case in all of those no-action letters the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as it deals with a matter relating to HP's ordinary business operations.

In addition, we note that, in accordance with SFAS 123, HP already provides *pro forma* footnote disclosures of net income and earnings per share as if the "fair value" method had been used. *See, e.g.*, Note 12 to the Consolidated Financial Statements of Hewlett-Packard Company and Subsidiaries, in HP's Annual Report on Form 10-K for the fiscal year ended October 31, 2001. Thus, HP's financial disclosures already provide all of the salient information and analysis that the Proposal seeks to have presented, including the impact on HP's earnings that would arise from the use of the "fair value" method of options valuation. Accordingly, HP may also exclude the Proposal under Rule 14a-8(i)(10) on the grounds that it has been substantially implemented. It is well-established that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10); differences between a company's action and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g.*, Masco Corporation (avail. Mar. 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. *See, e.g.*, *Columbia/HCA Healthcare Corp.* (avail. Feb. 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, several of the actions requested by the proposal).

Because the Proposal relates to general compensation matters and HP's choice of accounting methods, the Proposal may be excluded under Rule 14a-8(i)(7). Furthermore, the Proposal also is excludable under Rule 14a-8(i)(10) on the grounds that HP has substantially implemented the Proposal due to its disclosures of net income and earnings per share as if the "fair value" method had been used.

II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Contains False and Misleading Statements in Violation of Rule 14a-9.

In addition to the bases set forth above, the Proposal may be excluded under Rule 14a-8(i)(3) because it contained numerous statements that are materially false or misleading, in violation of Rule 14a-9. SLB 14 states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareowner proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8."

As set forth below, the Proposal contains the types of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, we respectfully request that the Staff recommend revision of the Proposals.

As noted above, the Proposal requests that HP expense "the costs of all future stock options issued by the Company." Although the Proposal is not limited to executives, and instead would apply to options issued to the general workforce, the Supporting Statement emphasizes the impact of executive stock options in a way that might mislead a shareowner into believing that the Proposal was somehow limited to executives. The Supporting Statement notes the importance of stock options in HP's "executive compensation program," and claims that options are now the "most significant element of executive pay packages at numerous companies." These statements are misleading as they might lead a shareowner to believe that that the Proposal would only affect executive compensation, when in fact it would apply to all options granted to HP's general workforce.

The third paragraph Supporting Statement also contains a misleading reference to a Standard & Poor's report entitled "Measure of Corporate Earnings" (the "S&P Report"). The Supporting Statement states, "[a] recent report issued by Standard & Poor's indicated that the expensing of stock option grants would have lowered operational earnings at companies by as much as 10%." The immediately preceding sentence of the Supporting Statement claims that the lack of option expensing can lead to "excessive use" of stock options, "obscure and understate the cost of executive compensation," and the pursuit of strategies that promote "short-term stock price rather than long-term corporate value." The juxtaposition of these two sentences might lead shareowners to believe that the S&P Report supports the expensing of stock option. Although the S&P Report does describe the provision of timely information on stock option expenses, it does not advocate the inclusion of stock option expenses in the earnings statement as the Proposal asserts. Indeed, the S&P Report explicitly states: "Standard & Poor's takes no position on questions of how employee stock options should be taxed, related questions of how to account for options, or issues of when they should or should not be used."

The Staff may permit complete exclusion of proposals that violate Rule 14a-8(i)(3). However, if the Proposal cannot be omitted in its entirety, HP believes that, at a minimum, the Fund should be required to revise the Supporting Statement to clarify that the Proposal would affect stock options granted to the general workforce, and not just executives, and to clarify that the S&P Report does not advocate stock option expensing.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if HP excludes the Proposal from its 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lynda M. Ruiz, HP's Corporate Counsel, at (650) 857-3760.

Sincerely,

Ronald O. Mueller

ROM/eai
Enclosures

cc: Lynda M. Ruiz, Corporate Counsel, Hewlett-Packard Company
Linda Priscilla, Laborers' International Union of North America Corporate Governance Project

EXHIBIT A

SHAREHOLDER PROPOSAL BY
MASSACHUSETTS LABORERS' PENSION FUND

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000
FAX (781) 272-2226
1(800)342-3792

SENT VIA FAX (650) 857-5518

November 25, 2002

Ms. Ann O. Baskins, Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

SUBJECT: Shareholder Proposal

Dear Ms. Baskins:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Hewlett Packard Company("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 68,900 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission.

The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,

Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc. Linda Priscilla

Option Expensing Proposal

Resolved, that the shareholders of Hewlett Packard Company ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated December 9, 2002

The proposal requests that the board of directors establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

We are unable to concur in your view that Hewlett-Packard may exclude the proposal under rule 14a-8(i)(3). Accordingly, Hewlett-Packard may not omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Hewlett-Packard may exclude the proposal under rule 14a-8(i)(7). Accordingly, Hewlett-Packard may not omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Hewlett-Packard may exclude the proposal under rule 14a-8(i)(10). Accordingly, Hewlett-Packard may not omit the proposal from its proxy materials in reliance on rule 14a-8(10).

Sincerely,

for

Jennifer Bowes
Attorney-Advisor